Exhibit 2.8
AMENDMENT NO. 2 TO
EQUITY PURCHASE AGREEMENT
This AMENDMENT NO. 2 TO EQUITY PURCHASE AGREEMENT (this “Amendment”), dated as of November 1, 2023, is entered into by and among Constellation Energy Generation, LLC, a Pennsylvania limited liability company (“Buyer”), Texas Genco GP, LLC a Texas limited liability company (“Texas Genco GP”), and Texas Genco LP, LLC, a Delaware limited liability company (“Texas Genco LP”, and together with Texas Genco GP, the “Seller”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement (as defined below).
RECITALS
WHEREAS, Buyer and Seller entered into that certain Equity Purchase Agreement, dated as of May 31, 2023 as amended by that certain Amendment No. 1 dated as of September 29, 2023 (the “Purchase Agreement”), pursuant to which, among other things, Buyer agreed to purchase from Seller and Seller agreed to sell to Buyer all of the Equity in and to NRG South Texas LP, in accordance with the terms of the Purchase Agreement; and
WHEREAS, in accordance with Section 13.1 of the Purchase Agreement, Buyer and Seller desire to enter into this Amendment in order to amend the terms of the Purchase Agreement as set forth herein.
NOW, THEREFORE, for and in consideration of the promises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
AGREEMENT
1.Amendment to Section 1.1. Section 1.1 of the Purchase Agreement is hereby amended to add the following defined terms:
(a)“Nuclear Decommissioning Liabilities” means all liabilities relating to the Facility that are applicable to the retirement of a nuclear power plant, which will include the retirement, dismantlement, removal and decontamination of the Facility, and any storage, reduction or removal, whether before or after termination of the NRC Licenses for the Facility, of nuclear materials at the site of the facility.
(b)“Private Letter Ruling” means any Qualified Decommissioning Fund Status Ruling or Transfer Private Letter Ruling.
(c)“QDF Controlling Party” means (a) in the case of any Private Letter Ruling, Private Letter Ruling Request or Tax Proceeding of or with respect to any Qualified Decommissioning Fund for any Pre-Closing Tax Period, Seller, e.g., Seller’s Transfer Private Letter Ruling request and the Qualified Decommissioning Fund Status Ruling request; and (b) in the case of any Private Letter Ruling, Private Letter Ruling Request or Tax Proceeding of or with respect to any Qualified Decommissioning Fund for any Post-Closing Tax Period or Straddle Period, Buyer (e.g., Buyer’s Transfer Private Letter Ruling request).
(d)“QDF Non-Controlling Party” means whichever of Seller or Buyer is not the Controlling Party with respect to any Private Letter Ruling or Private Letter Ruling Request.
(e)“Qualified Decommissioning Fund Representations” means the representations and warranties set forth in Section 3.16 of the Purchase Agreement.
(f)“Qualified Decommissioning Fund Status Ruling” means a private letter ruling or rulings from the IRS pursuant to Treasury Regulation Section 301.9100-1 et seq. necessary or appropriate to cause each Qualified Decommissioning Fund to satisfy the conditions specified in Section 3.16(a).
(g)“Transfer Private Letter Ruling” means a private letter ruling from the IRS that (a)(i) each Qualified Decommissioning Fund will not be “disqualified” (within the meaning of Treasury

Regulation 1.468A- 5(c)) by reason of the deemed transfer of such Qualified Decommissioning Fund; (ii) each Qualified Decommissioning Fund will continue to be treated as satisfying the requirements of Section 468A of the Code and Treasury Regulation Section 1.468A-5 following the deemed transfer of such Qualified Decommissioning Fund; (iii) each Qualified Decommissioning Fund will not recognize gain or loss by reason of the deemed transfer of such Qualified Decommissioning Fund; (iv) neither Seller nor Buyer will recognize gain or loss by reason of the deemed transfer of any Qualified Decommissioning Fund; and (v) the tax basis of each Qualified Decommissioning Fund in its assets will not change by reason of the deemed transfer of such Qualified Decommissioning Fund; and (b) in the case of Seller, (i) Seller’s amount realized from the Contemplated Transactions will include the excess of the Nuclear Decommissioning Liabilities associated with the Facility (if any) over the value of the Qualified Decommissioning Funds on the date of the purchase and sale of the Equity of the Company; and (ii) to the extent of the amount of the Nuclear Decommissioning Liabilities that are included in Seller’s amount realized from the sale of the Equity of the Company, Seller will be entitled to treat that portion of the Nuclear Decommissioning Liabilities as satisfying the economic performance requirements under Treasury Regulation Section 1.461-4(d)(5).
2.Amendment to Section 6.16. Section 6.16 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:
Section 6.16    Certain Agreements regarding the Qualified Decommissioning Funds.
(a)    Subject to and without limiting Seller’s obligations under Section 3.16 and Section 6.16 (b) through (e) below, following the Closing, Buyer agrees to (and, as applicable, agrees to cause the Company, any relevant Buyer Affiliate or the QNDT Trustee to) maintain each Qualified Decommissioning Fund in accordance with all applicable Nuclear Laws, the Decommissioning Trust Agreement, and Sections 468A and 4951 of the Code and the Treasury Regulations promulgated thereunder (including any prohibitions on self-dealing (as defined in Section 468A(e)(5) of the Code and Treasury Regulation Section 1.468A-5(b)(2))), in order to ensure that each Qualified Decommissioning Fund will be treated as a nuclear decommissioning fund (as defined in Treasury Regulation Sections 1.468A-1(b)(4) and 1.468A-5) until the ultimate termination of the Section 468A “qualified” status of each Qualified Decommissioning Fund upon substantial completion (as defined by Treasury Regulation Section 1.468A-5(d)) of the Decommissioning of the Facility.
(b)    Seller acknowledges that if any “excess contribution” (as defined in Section 1.468A-5(c)(2)(ii) of the Treasury Regulations) was made to either Qualified Decommissioning Fund which has not been withdrawn within the period provided under Section 1.468A-5(c)(2)(i) of the Treasury Regulations (“Excess Contribution”), such Excess Contribution would constitute a breach of the Qualified Decommissioning Fund Representations. Seller further acknowledges that any amounts payable to the IRS by the Company, Buyer, its Affiliates, or any of the Qualified Decommissioning Funds as a result of such Excess Contributions, including any Taxes, interest or penalties, and any other detrimental Tax effect on Buyer, its Affiliates or any Qualified Decommissioning Fund as a result of such Excess Contributions (including, but not limited to, a reduction in the amount of the Purchase Price allocable to either the Qualified Nuclear Decommissioning Funds or the Facility) constitute Seller Indemnified Taxes.
(c)    Following the Closing, Buyer and Seller shall cooperate in good faith and use their respective Reasonable Efforts to diligently pursue and obtain all applicable Private Letter Rulings from the IRS, including promptly filing any applications, requests, notices or other documentation with the IRS or any other Governmental Entity (“Private Letter Ruling Request”).
(d)    With respect to any Private Letter Ruling Request, (i) the QDF Controlling Party shall consult with the QDF Non-Controlling Party and offer the QDF Non-Controlling Party a reasonable opportunity to comment before submitting any material written correspondence or other documents prepared or furnished in connection with such Private Letter Ruling Request, which comments the QDF Controlling Party shall consider in good faith; (ii) the QDF Controlling Party shall pursue such Private Letter Ruling Request diligently and in good faith; (iii) the QDF Non-Controlling Party shall be entitled to participate in any material telephone calls, conferences or other meetings with the IRS in connection with such Private Letter Ruling Request and the QDF

Controlling Party shall use Reasonable Efforts to permit the QDF Non-Controlling Party to participate in any such calls, conferences or meetings; and (iv) the QDF Controlling Party shall not settle, compromise, abandon or withdraw any such Private Letter Ruling Request without obtaining the prior written consent of the QDF Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed, provided that the QDF Controlling Party shall not have any obligations to the QDF Non-Controlling Party with respect to any portion of any such Private Letter Ruling Request (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the QDF Non-Controlling Party, any of its Affiliates, or any Qualified Decommissioning Fund.
(e)    Seller shall before Closing determine the amount of the Excess Contributions and the earnings thereon (the “Excess Contribution Amount”). With respect to Excess Contributions attributable to the 2023 tax year, Seller shall before Closing transfer or cause to be transferred such Excess Contributions and the earning thereon from the applicable Qualified Decommissioning Fund to each respective Facility’s non-qualified nuclear decommissioning fund. With respect to Excess Contributions attributable to all tax years prior to 2023, Buyer shall, promptly after receiving a favorable Qualified Decommissioning Fund Status Ruling, transfer or cause to be transferred such Excess Contributions and, if required by the Qualified Decommissioning Fund Status Ruling, the earnings thereon, from the applicable Qualified Decommissioning Fund to each respective Facility’s non-qualified nuclear decommissioning fund. For the avoidance of doubt, the provisions of this paragraph (e) do not limit the provisions of paragraph (b) above.
(f)    In the case of a Tax Proceeding of or with respect to any Qualified Decommissioning Fund (in each case, other than a Tax Proceeding described in Section 7.4(c)), the QDF Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the QDF Controlling Party shall provide the QDF Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the QDF Controlling Party shall consult with the QDF Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the QDF Controlling Party shall consult with the QDF Non-Controlling Party and offer the QDF Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the QDF Controlling Party shall defend such Tax Proceeding diligently and in good faith, (v) the QDF Non-Controlling Party shall be entitled to participate in such Tax Proceeding, and (vi) the QDF Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the QDF Controlling Party shall not have any obligations to the QDF Non-Controlling Party under the immediately foregoing proviso with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that would not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the QDF Non-Controlling Party, any of its Affiliates or any Qualified Decommissioning Fund. In the event of any conflict or overlap between the provisions of this Section 6.16(f) and Section 12.2, this Section 6.16(f) shall control.
(g)    Notwithstanding anything herein to the contrary, Seller’s indemnification obligations under Article XII shall be reduced to take into account any Tax benefit (whether by refund, overpayment, credit, reduction in Taxes otherwise payable or otherwise) that has been realized by any Buyer Indemnified Party arising from or is attributable to (i) the incurrence of any Adverse Consequence incurred by Buyer Indemnified Parties with respect to any breach of any Qualified Decommissioning Fund Representation or any Seller Indemnified Tax relating thereto; or (ii) any contributions (up to the Excess Contribution Amount) made by or on behalf of any Buyer Indemnified Party to either Qualified Decommissioning Fund that are allowed as a result of the withdrawal of the Excess Contributions from the Qualified Decommissioning Funds; provided, that, if any such Tax benefit is realized after an indemnification payment is made by Seller, such Buyer Indemnified Party shall, within fifteen (15) days of the realization of such Tax benefit, pay to Seller an amount in cash equal to such Tax benefit. The amount of any such Tax benefit shall be determined (A) using the maximum statutory rate then in effect for applicable federal Taxes, and (B) for state and local Taxes (if applicable), using the maximum combined state and local rate then in effect, which will be Tax effected at such maximum federal rate.
3.References to and Effect on the Purchase Agreement. Except as expressly amended by this Amendment, all of the terms, conditions, and other provisions of the Purchase Agreement shall continue to be in force and effect in accordance with their respective terms. No reference to this Amendment need be made in any instrument or document making reference to the Purchase Agreement, and any reference to the Purchase Agreement in any such instrument or document shall be deemed to refer to the Purchase Agreement as amended by this Amendment.
4.Miscellaneous. Article XIII (Miscellaneous) of the Purchase Agreement shall apply to this Amendment to the same extent as if set forth herein, mutatis mutandis.
(signatures follow)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the day and year first above written.
CONSTELLATION ENERGY GENERATION, LLC
By:
Name:
Title:

Signature Page to Amendment No. 2 to Equity Purchase Agreement

TEXAS GENCO GP, LLC
By:
Name:
Title:
TEXAS GENCO LP, LLC
By:
Name:
Title:

Signature Page to Amendment No. 2 to Equity Purchase Agreement